

November 4, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated November 2, 2009

Based on the facts presented, the Division will not object if Wyeth stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2009. In reaching this position, we note that Wyeth has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Wyeth will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,



Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2009

Mail Stop 4546

Mr. Joseph H. Kaufman
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954

Re: Wyeth

Dear Mr. Kaufman:

In regard to your letter of November 2, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

November 2, 2009

Rule 12h-3 of the Securities Exchange Act of 1934,
Section 15(d) of the Securities Exchange Act of 1934

VIA E-MAIL TO CFLETTERS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Wyeth

Ladies and Gentlemen:

We are writing on behalf of Wyeth, a corporation organized under the laws of Delaware ("Wyeth"), to request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in Wyeth's view that the automatic updating of Wyeth's registration statements on Form S-3 and Form S-8 during the fiscal year ending December 31, 2009, pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), would not preclude Wyeth from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Wyeth's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to Wyeth's fiscal year ending on December 31, 2009, including the suspension of Wyeth's duty to file on or before November 9, 2009 its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2009 (the "Third Quarter Form 10-Q") and subsequent reports. Unless otherwise indicated, each reference herein to a "Section" or "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

Wyeth has authorized us to make the statements set forth in this letter on its behalf.

I. Background

On January 25, 2009, Wyeth, Pfizer Inc., a Delaware corporation ("Pfizer") and Wagner Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Pfizer ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby Merger Sub would merge with and into Wyeth (the "Merger"), with Wyeth surviving as a wholly-owned subsidiary of Pfizer. The Wyeth stockholders voted in favor of the Merger on July 20, 2009 and the Merger was consummated on October 15, 2009. Wyeth's Third Quarter Form 10-Q is due on or before November 9, 2009 and, accordingly, we request that the no-action relief requested hereby be issued promptly and, in any case, prior to such due date.

As a result of the Merger (i) the separate corporate existence of Merger Sub ceased, (ii) Wyeth survived as a wholly-owned subsidiary of Pfizer, (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was converted into one share of Wyeth common stock, par value $0.01, (iv) shares of Wyeth common stock, par value $0.33-1/3 (the "Wyeth Common Stock") issued and outstanding at the effective time of the Merger (except for (A) shares of restricted stock, the holders of which received cash consideration pursuant to separate terms of the Merger Agreement, as described below; (B) shares of Wyeth Common Stock, held directly and indirectly by Wyeth and Pfizer, that were canceled as a result of the merger; and (C) any shares with respect to which appraisal rights were validly exercised) were canceled, extinguished and automatically converted into the right to receive a combination of $33.00 in cash, without interest, and 0.985 of a share of Pfizer common stock (the "Merger Consideration"). No Wyeth stockholder exercised and perfected their appraisal rights under Delaware law (that is, all Wyeth stockholders elected to receive the Merger Consideration). In addition, all of Wyeth's stock options were cancelled in the Merger and all other equity-based awards or other equity-linked securities were either cancelled or converted into the right to receive the Merger Consideration (or the cash equivalent thereof) and no additional shares of Wyeth common stock have been or will be issued with respect to such awards or securities.

Prior to the Merger, the Wyeth Common Stock was registered under Section 12(b) of the Exchange Act and was traded on the New York Stock Exchange (the "NYSE"). Pursuant to NYSE Rule 806.02, following consummation of the Merger, Wyeth provided written notice to the NYSE that Wyeth was no longer a public entity and requested that the NYSE remove the Wyeth Common Stock from listing and trading on the NYSE. On October 16, 2009, the NYSE filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 to remove the Wyeth Common Stock from listing on the NYSE. Pursuant to Rule 12d2-2, the delisting of Wyeth Common Stock became effective on October 26, 2009, ten days after the Form 25 was filed with the Commission. In addition, on or prior to November 9, 2009, Wyeth will file with the Commission, in accordance with Rule 12g-4, a certification on Form 15 to terminate Wyeth's registration under Section 12(g) of the Exchange Act with respect to the Wyeth Common Stock.

Wyeth represents that, subject to the Staff's concurrence with the request set forth in this letter, pursuant to Rule 12h-3 it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the Wyeth Common Stock and the Unsold Debt Securities (as defined below). Wyeth represents that it will file such Form 15 only after obtaining the relief sought by this letter but no later than the due date for filing the Third Quarter Form 10-Q (assuming that the relief sought by this letter has been obtained prior to such date).

II. Registration Statements and Indentures

A. Wyeth has on file with the Commission one "automatic WKSI" shelf registration statement on Form S-3 (File No. 333-141486), which was declared effective by the Commission on March 22, 2007 (the "2007 Form S-3") and registered the offer and sale of debt securities. The 2007 Form S-3 still had unsold securities (the "Unsold Debt Securities") at the time of the filing of the Form 10-K for the fiscal year ended December 31, 2008. The 2007 Form S-3 was automatically updated for purposes of Section 10(a)(3) of the Securities Act during 2009 with the filing of Wyeth's Form 10-K for the fiscal year ended December 31, 2008.

Two classes of securities were issued under the 2007 Form S-3 on March 27, 2007. The two classes consisted of the $500,000,000 5.450% Notes due April 1, 2017 (the "5.450% Notes"), and the $2,000,000,000 5.950% Notes due April 1, 2037 (the "5.950% Notes"). The 5.450% Notes and 5.950% Notes were each held of record by less than 300 persons on January 1, 2009 and continue to be held of record by less than 300 persons as of the date of this letter. No securities were issued or sold under the 2007 Form S-3 during 2008 or 2009. On October 28, 2009, Wyeth filed a post-effective amendment to the 2007 Form S-3 to deregister and remove all the Unsold Debt Securities, which post-effective amendment became effective automatically upon filing.

B. As set forth in greater detail on Appendix A attached hereto, Wyeth also has on file with the Commission certain registration statements on Form S-8 that were declared effective by the Commission prior to the end of Wyeth's fiscal year ended December 31, 2008 (the "Form S-8s"), under which certain securities remained unsold on January 1, 2009. Since the Form S-8s covered unsold securities at the time of the filing of the 2008 Form 10-K, they were automatically updated for purposes of Section 10(a)(3) of the Securities Act during fiscal year 2009 with the filing of Wyeth's 2008 Form 10-K. On October 27, 2009 and October 28, 2009, Wyeth filed post-effective amendments to each of the Form S-8s to deregister and remove all securities under these registration statements that remained unsold, which post-effective amendments became effective automatically upon filing. Pursuant to the Merger Agreement, all shares of Wyeth Common Stock and other equity-based awards issued under the Form S-8s were exchanged for cash or converted into the right to receive the Merger Consideration.

Other than the 2007 Form S-3 and the Form S-8s, Wyeth had no registration statements on file with the Commission under which securities remained unsold at the time of the filing of the 2008 Form 10-K. During 2009, Wyeth has not issued any securities under any of its registration statements other than issuances of shares of Wyeth Common Stock registered under the Form S-8s.

C. In addition, Wyeth has other classes of debt securities outstanding and issued pursuant to registration statements filed under the Securities Act (the "Other Classes of Debt"). None of the Other Classes of Debt was registered or required to be registered pursuant to Section 12 of the Exchange Act. Appendix B, attached hereto, describes the Other Classes of Debt, as well as each of the 5.450% Notes and 5.950% Notes, the number of holders of each class and the relevant registration statements under which each class was issued. Wyeth's reporting obligations with respect to the Other Classes of Debt were automatically suspended by operation of Section 15(d) on or before January 1, 2009 and continue to be suspended as of the date of this letter. All of the registration statements relating to the Other Classes of Debt were declared effective prior to the beginning of the fiscal year ended December 31, 2008, and no securities remained unsold under any of these registration statements at the time of the filing of the 2008 Form 10-K. No securities were sold pursuant to these registration statements during 2008 or 2009, and Wyeth is not using any of these registration statements to issue debt securities because either no unsold securities remain under them or they had been withdrawn by post-effective amendment prior to 2009. Each of the Other Classes of Debt was held of record by less than 300 persons on January 1, 2009 and continue to be held of record by less than 300 persons as of the date of this letter.

D. Wyeth has entered into indentures pursuant to which the respective Other Classes of Debt, the 5.450% Notes and the 5.950% Notes were issued: an Indenture dated as of April 10, 1992, between American Home Products Corporation (now known as Wyeth) and The Bank of New York (as successor to Manufacturers Hanover Trust Company) (the "1992 Indenture") and certain supplemental indentures (the "Supplemental Indentures", and together with 1992 Indenture, the "Indentures"). Once the Form 15 is filed with the Commission to suspend Wyeth's duty to file reports under Sections 12(g) and 15(d) of the Exchange Act, Wyeth will not be required by the Indentures or any documents related thereto to submit, provide or file reports under the Exchange Act with the Commission, and Wyeth will not do so on a voluntary basis or otherwise. Wyeth does not have a separate contractual obligation pursuant to the Indentures to provide such reports to the indenture trustee or any other third party, and Wyeth will not do so on a voluntary basis or otherwise.

Wyeth has no outstanding classes of securities which were registered or required to be registered under the Exchange Act other than those described herein. In connection with the Merger, Pfizer did not assume any debt obligations of Wyeth under the Indentures. We note supplementally that Pfizer is currently undertaking a registered consent solicitation to amend certain provisions of the Indentures and, if the consent solicitation is successful, Pfizer will issue a guarantee of certain obligations of Wyeth under the Indentures.

III. Exchange Act Reporting Obligations

Wyeth currently has the following reporting obligations under the Exchange Act with respect to the Wyeth Common Stock and the Unsold Debt Securities. Wyeth has no reporting obligations under the Exchange Act with respect to any other classes of securities other than those described below.

A. Wyeth Common Stock

Prior to the Merger, Wyeth had reporting obligations under Section 13(a) of the Exchange Act with respect to the Wyeth Common Stock as a result of the registration of such securities under Section 12(b) of the Exchange Act. Upon the effectiveness of the delisting of the Wyeth Common Stock from the NYSE in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, Wyeth's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the Wyeth Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5).

Prior to the registration of the Wyeth Common Stock under Section 12(b), the Wyeth Common Stock was registered pursuant to Section 12(g) of the Exchange Act. The deregistration under Section 12(b) revived Wyeth's reporting obligations in relation to the Wyeth Common Stock under Section 12(g) of the Exchange Act. Wyeth will file a Form 15 to terminate the registration of the Wyeth Common Stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), termination of registration of the Wyeth Common Stock under Section 12(g) of the Exchange Act will become effective 90 days after Wyeth's filing of the Form 15 unless an earlier date is determined by the Commission. Pursuant to Rule 12g-4(b), Wyeth's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder because of the registration of the Wyeth Common Stock under Section 12(g) will be suspended immediately upon Wyeth 's filing of the Form 15. No other reporting obligation under Section 12(g) will arise pursuant to Rule 12g-2 with respect to the Wyeth Common Stock upon the termination of the registration under Section 12(b) because, at the time its reporting obligations under Section 12(b) are terminated, the Wyeth Common Stock will be held of record by less than 300 persons. Wyeth has no other class of equity securities which is registered or required to be registered pursuant to Section 12(g) of the Exchange Act.

Upon the suspension of its Exchange Act reporting obligations relating to the Wyeth Common Stock under Section 12(b) and Section 12(g), however, Wyeth will again become subject to the reporting obligations of Section 15(d) because the Form S-8s were automatically updated in 2009 pursuant to Section 10(a)(3) of the Securities Act. Wyeth will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Wyeth Common Stock under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3.

B. Unsold Debt Securities

Wyeth's Section 15(d) reporting obligations for the 5.450% Notes and the 5.950% Notes automatically became suspended by operation of Section 15(d) on January 1, 2009 because the 5.450% Notes and the 5.950% Notes were each held by less than 300 persons and the filing of the 2008 Form 10-K completed Wyeth's reporting obligations with respect to those classes of securities. However, Wyeth continued to have a Section 15(d) reporting obligation with respect to the Unsold Debt Securities that were registered on the 2007 Form S-3 because the filing of the 2008 Form 10-K automatically updated the 2007 Form S-3 pursuant to Section 10(a)(3) of the Securities Act. There were no sales of Unsold Debt Securities under the 2007 Form S-3 during 2008 or 2009. Wyeth would satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the Unsold Debt Securities under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3.

IV. Discussion

Rule 12h-3 permits an issuer to suspend reporting obligations under Section 15(d) with respect to a class of securities, if the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. Wyeth will qualify for the suspension of its reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of the Wyeth Common Stock and the Unsold Debt Securities but for the provisions of paragraph (c) of Rule 12h-3. All of Wyeth's outstanding equity securities are now owned by Pfizer. The 5.450% Notes, the 5.950% Notes and the Other Classes of Debt were each held of record by less than 300 persons as of January 1, 2009 and as of the date of this letter. There were no holders of the Unsold Debt Securities as of January 1, 2009, nor as of the date of this letter. Wyeth has filed all reports required by Section 13(a) for the 2006, 2007 and 2008 fiscal years and the current year to date. Therefore, Wyeth will satisfy the requirements of Rule 12h-3 but for the application of the provision of paragraph (c) thereof.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of the Form S-8s relating to the Wyeth Common Stock was automatically updated in fiscal year 2009 for purposes of Section 10(a)(3) of the Securities Act when Wyeth filed its 2008 Form 10-K because at the time of such filing securities remained unsold under the Form S-8s. The filing of Wyeth's 2008 Form 10-K also automatically updated the 2007 Form S-3 for purposes of Section 10(a)(3) of the Securities Act because of the existence of the Unsold Debt Securities at the time of such filing.

Therefore, these filings will bring Wyeth within the scope of Rule 12h-3(c). Wyeth represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the Wyeth Common Stock and the Unsold Debt Securities after obtaining the relief sought by this letter, but no later than the due date for filing its Third Quarter Form 10-Q (assuming that the relief sought by this letter has been obtained prior to such date).[1]

We respectfully submit that Wyeth should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons: (i) Wyeth will meet the requirements of Rules 12h-3(a) and (b), (ii) Section 15(d)'s purpose of providing current information to purchasers would not be undermined in granting Wyeth relief, (iii) the benefits of reporting for Wyeth do not outweigh the burdens of making such filings and (iv) the Commission has recognized in a number of situations similar to Wyeth's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations. The issues presented in this letter are (i) with respect to the Wyeth Common Stock, whether the normal course updating of the Form S-8s by the filing of the 2008 Form 10-K should preclude Wyeth from utilizing Rule 12h-3; and (ii) with respect to the Unsold Debt Securities, whether the normal course updating of the 2007 Form S-3 by the filing of the 2008 Form 10-K should preclude Wyeth from utilizing Rule 12h-3.

- *Wyeth will meet all requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a)*: Wyeth has filed all reports required by Sections 13(a) and 15(d) for the fiscal years ended December 31, 2006, 2007 and 2008 and the current year to date, including two Quarterly Reports on Form 10-Q, and several Current Reports on Form 8-K, including a Current Report on Form 8-K announcing the completion of the

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[1] Wyeth acknowledges that should there be 300 or more record holders of the 5.450% Notes, the 5.950% Notes or any of the Other Classes of Debt at the beginning of any of its future fiscal years, Wyeth would again become subject to the reporting requirements of Section 15(d).

Merger. Thus, Wyeth advises the Staff that as of the date of this letter it is current in its reporting obligations under the Exchange Act and it further represents that as of the date that the Form 15 is filed to suspend its reporting obligations under Sections 13(a) and 15(d) pursuant to Rule 12h-3 with respect to the Wyeth Common Stock and the Unsold Debt Securities, Wyeth will have filed with the Commission all reports required by Sections 13(a) or 15(d) prior to such date. Moreover, following completion of the Merger, no holders of Wyeth Common Stock pursuant to any of the registration statements described above remain Wyeth stockholders because Pfizer currently owns all of Wyeth's equity securities. Additionally, there were no holders of the Unsold Debt Securities as of January 1, 2009 and currently there are no holders of the Unsold Debt Securities. Each outstanding series of debt is held of record by fewer than 300 persons.

- *Section 15(d)'s purposes of providing current information to purchasers would not be undermined by granting Wyeth relief:* The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. With regard to Wyeth's Common Stock, the Staff has previously indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3) or to Form S-8 registration statements which became effective in a given fiscal year where following a merger all of the outstanding common stock was converted into the right to receive cash consideration. *See, e.g.*, Energy East Corporation (available October 31, 2008) (no-action relief granted where issuer's registration statements on Forms S-3 and S-8 either became effective or were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition and common stock was converted into the right to receive the cash merger consideration); ACE*COMM Corporation (available September 26, 2008) (no-action relief granted under Rule 12h-3 where issuer's registration statements on Forms S-3, S-4 and S-8 were updated for purposes of Section 10(a)(3) and Form S-3 became effective in the fiscal year of acquisition); DSL.net, Inc. (available March 29, 2007) (no-action relief under Rule 12h-3 granted where issuer's registration statements on Forms S-3 and S-8 were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition). As indicated above, pursuant to the Merger all of the Wyeth Common Stock and equity based awards issued under the Form S-8s have been converted into the right to receive cash or Merger Consideration, as applicable, and no outstanding rights to acquire Wyeth Common Stock remain outstanding. Additionally, as stated above, Wyeth has filed post-effective amendments to each of the Form S-8s under which there are unissued securities in order to deregister the unissued securities.

Accordingly, there are no holders of Wyeth Common Stock covered by such registration statements and no investors are able to purchase securities of Wyeth under these registration statements. Therefore, there will be no "purchasers" under these registration statements who would be protected by, or would in any way benefit from, the continued filing of periodic reports by Wyeth that would result from the application of the Rule 12h-3(c).

With respect to the Unsold Debt Securities registered on the 2007 Form S-3, in the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The 2007 Form S-3 was filed and became effective on March 22, 2007. The only sale of securities under the 2007 Form S-3 occurred on March 27, 2007, and the purchasers thereof received the benefit of Section 13(a) reporting for the period required under Section 15(d) in accordance with the policy set forth in the Proposing Release. Wyeth sold no securities pursuant to the 2007 Form S-3 in 2008 or 2009. Further, as noted above, Wyeth has deregistered all Unsold Debt Securities by the filing of a post-effective amendment to the 2007 Form S-3. Accordingly, no investors are or will be able to purchase Unsold Debt Securities of Wyeth pursuant to that registration statement and so the protection of Section 15(d) is no longer necessary for potential purchasers. Requiring Wyeth to continue its Section 15(d) reporting does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on Wyeth and Pfizer due to the expense and dedication of management time which would be required to prepare the Third Quarter Form 10-Q and subsequent Exchange Act filings.

- *Benefits of reporting do not outweigh the burdens of making such filings:* In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases, the Staff has recognized that the benefits of reporting when there is only one holder of common stock and less than 300 holders of each other class of debt securities do not outweigh the burdens of making such filings. *See, e.g.*, Anheuser-Busch Cos., Inc. (available February 18, 2009); UST Inc. (available February 18, 2009); Energy East Corporation (available October 31, 2008); Horsepower Holdings, Inc. (available August 14, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); and MTech Corp (available August 31, 1988). Following completion of the Merger, Pfizer and its subsidiaries currently own all of the shares of Wyeth Common Stock and no options, warrants or other rights to acquire Wyeth Common Stock remain outstanding. Furthermore, there were no holders of the Unsold Debt Securities at the beginning of 2009, as of the completion of the Merger or as of the date of this letter. As discussed above, Wyeth has no reporting obligations under the Exchange Act with respect to the 5.450% Notes, the 5.950% Notes and the Other Classes of Debt, each of which was issued prior to 2009 and is held of record by less than 300 holders.

- *Prior no action relief granted with respect to Rule 12h-3(c):* The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein in many other instances. *See, e.g.*, PlanetOut Inc. (available August 12, 2009); Westaff, Inc. (available May 19, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Cos., Inc. (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corporation, Centex Development Company, L.P. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002): ConocoPhillips (available August 23, 2002);

CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); and MTech Corporation (available August 31, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) does not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it becomes a wholly-owned subsidiary of another company. The Staff has also agreed with this position in situations where the registrant, like Wyeth, continued to have classes of debt securities outstanding each held by less than 300 holders. *See, e.g.*, Anheuser-Busch Cos., Inc. (available February 18, 2009), Energy East Corporation (available October 31, 2008); Bausch & Lomb Incorporated (available November 6, 2007); Unocal Corporation (available October 21, 2005); and Exxon Mobil Corp. (available February 7, 2000).

V. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of Wyeth, that the Staff issue a no-action letter advising us that the Staff concurs in Wyeth's view that the updating of Wyeth's registration statements on Forms S-3 and S-8 during the fiscal year ending December 31, 2009, pursuant to Section 10(a)(3) of the Securities Act, would not preclude Wyeth from utilizing Rule 12h-3 to suspend Wyeth's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder with respect to the fiscal year ending December 31, 2009. If and when relief is granted by the Staff with respect to the foregoing, Wyeth will file a Form 15 (designating Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before November 9, 2009, the date on which Wyeth's next report is due pursuant to the Exchange Act. Alternatively, we request an exemption, pursuant to Section 12(h), from any obligation of Wyeth to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

* * *

Please call the undersigned at (212) 455-2948 with any questions you may have concerning this request.

Very truly yours,



Joseph H. Kaufman

cc: Dennis J. Block, Esq. (Cadwalader, Wickersham & Taft LLP)
William P. Mills III, Esq. (Cadwalader, Wickersham & Taft LLP)
Bryan Supran, Esq. (Wyeth)

Appendix A

S-8 Registration Statements with Unsold Securities as of January 1, 2009

Registration No.	Filing Date
333-150646	May 5, 2008
333-150645	May 5, 2008
333-133814	May 4, 2006
333-125005	May 17, 2005
333-98623	August 23, 2002
333-98619	August 23, 2002
333-89318	May 29, 2002
333-67008	August 7, 2001
333-64154	June 29, 2001
333-59668	April 27, 2001
333-76939	April 23, 1999
333-15509	November 05, 1996
033-55449	September 13, 1994
033-53733	May 20, 1994
033-50149	September 1, 1993
033-55456	December 7, 1992
033-45970	March 4, 1992
033-41434	June 28, 1991
033-24068	August 30, 1988
033-14458	May 18, 1987
033-6232	June 5, 1986
002-96127	February 28, 1985
02-85088	July 12, 1983

Appendix B

Other Debt Securities

Class	Holders as of September 18, 2009	Registration Statement
$250,000,000 7.250% Notes due 2023	58	Shelf registration statement on Form S-3 filed on February 3, 1992 (File No. 033-45324), registering the offer and sale of Debt Securities with principal amount equal to $1,000,000,000. This registration statement became effective February 27, 1992.
$1,500,000,000 5.250% Notes due 2013	102	Shelf registration statement on Form S-3 filed on January 18, 1995 (File No. 033-57339) as amended on February 11, 2003) (File No. 333-103111), registering the offer and sale of Debt Securities with principal amount equal to $3,550,000,000. This registration statement became effective January 30, 1995.
$1,500,000,000 6.7% Notes due 2011 Notes due 2011	101	Registration statement on Form S-4 (File No. 333-59642), registering the offer and sale of Debt Securities with a principal amount of 1,500,000,000. This registration statement became automatically effective May 7, 2001.

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<tr><td>$1,750,000,000 5.500% Notes due 2014</td><td>121</td><td rowspan="3">Shelf registration statement on Form S-3 filed on August 28, 2003 (File No. 333-108312) as amended on December 11, 2003 (File No. 333-111093), registering the offer and sale of Debt Securities with principal amount equal to $3,000,000,000. This registration statement became effective November 24, 2003.</td></tr>
<tr><td>$500,000,000 6.450% Notes due 2024</td><td>65</td></tr>
<tr><td>$750,000,000 6.500% Notes due 2034</td><td>55</td></tr>
<tr><td>$1,000,000,000 5.5% Notes due 2016</td><td>86</td><td rowspan="2">Registration statement on Form S-4 filed on December 16, 2005 (File No. 333-130398), registering the offer and sale of Debt Securities with a principal amount of 1,500,000,000. This registration statement became automatically effective January 5, 2006.</td></tr>
<tr><td>$500,000,000 6% Notes due 2036</td><td>40</td></tr>
<tr><td>$500,000,000 5.450% Notes due April 1, 2017</td><td>80</td><td rowspan="2">Shelf registration statement on Form S-3 filed on March 22, 2007 (File No. 333-141486), registering the offer and sale of Debt Securities. This registration statement was declared on March 22, 2007.</td></tr>
<tr><td>$2,000,000,000 5.950% Notes due April 1, 2037</td><td>51</td></tr>
</table>